May 27, 2011

VIA EDGAR CORRESPONDENCE

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Responses to Comments on the Summary Prospectus of Midas Magic, Inc. (formerly Midas Special Fund, Inc.) (33-02847 and 811-04625), Midas Perpetual Portfolio, Inc. (002-57953 and 811-02474), and Midas Fund, Inc. (2-98229 and 811-4316)

Dear Ms. O’Neal-Johnson:

On behalf of the above-referenced registrants, set forth below are the comments that you provided by telephone on May 23, 2011 concerning the Summary Prospectus of Midas Magic, Inc. (formerly Midas Special Fund, Inc.), Midas Perpetual Portfolio, Inc., and Midas Fund, Inc. (each a “Fund,” and collectively, the “Funds”), respectively, which were filed with the Securities and Exchange Commission (“SEC”) on May 16, 2011, and the Funds’ responses thereto.  Your comments are set forth below in italics and are followed by the Funds’ responses.

SUMMARY PROSPECTUS

Please revise each Fund’s legend to remove the statement “as each may be supplemented from time to time” from the last sentence.

As discussed, each Fund will make the requested change commencing with its next Summary Prospectus.  Additionally, should a Fund revise the summary section of its Statutory Prospectus prior to its next Summary Prospectus, the Fund will revise its Summary Prospectus accordingly.

*           *           *           *           *

Each Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
Associate General Counsel

cc:           Thomas Winmill
Midas Management Corporation

R. Darrell Mounts, Esq.
K&L Gates LLP